UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
(Exact name of registrant as specified in its charter)
(State or other jurisdiction
(Commission
(IRS Employer
of incorporation or organization)
File Number)
Identification No.)
(Address of principal executive offices)
(Zip Code)
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
_____ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from 1 January to 31 December 2018.
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AngloGold Ashanti Limited
Republic of South Africa
1-14846
-
(PO Box 62117, Marshalltown, 2107)
76 Rahima Moosa Street, Newtown, Johannesburg, 2001
South Africa
S Bailey; sbailey@anglogoldashanti.com (email); +27 11 637-6031(T)
X

ITEM 1.01 Conflict Minerals Disclosure
CONFLICT MINERALS DISCLOSURE
This specialized disclosure report on Form SD is filed pursuant to Rule 13p-1 under the Securities Exchange Act and available on AngloGold Ashanti’s website at
www.anglogoldashanti.com
.
GROUP INFORMATION
AngloGold Limited was formed in June 1998 with the consolidation of the gold mining interests of Anglo American plc. AngloGold Ashanti Limited, as the company exists today, was formed on 26 April 2004 following the business combination between AngloGold and Ashanti Goldfields Company Limited.
CURRENT PROFILE
AngloGold Ashanti Limited is headquartered in Johannesburg, South Africa. The company (Registration number
1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs
Exploration and Mining Company Limited and operates under the South African Companies Act.
Its registered office is at 76 Rahima Moosa Street, Newtown, Johannesburg, South Africa, 2001.
Telephone: +27 11 637 6000.
While AngloGold Ashanti’s primary listing is on the Johannesburg Stock Exchange (JSE), the company is also listed on the New York Stock Exchange (NYSE), the Ghana Stock Exchange (GhSE) and the Australian Securities
Exchange (ASX).
BUSINESS OVERVIEW
AngloGold Ashanti, an independent, global gold mining company with a diverse, high-quality portfolio of operations and projects, is headquartered in Johannesburg, South Africa. Approximately 97% of the company’s revenue is derived from the sale of gold produced at its operations.
PRODUCTS
AngloGold Ashanti’s main product is gold. Once mined, the gold ore is processed into doré (unrefined gold bars)
on site and then dispatched to precious metals refineries for refining to a purity of at least 99.5%, in accordance with the standards of ‘good delivery’ as determined by the London Bullion Market Association (LBMA). The refined gold is then sold directly to bullion banks.
The doré is refined at refineries not controlled by AngloGold Ashanti except for its operations in Brazil where
AngloGold Ashanti owns and operates the Queiróz Plant. The only product manufactured by AngloGold Ashanti which contains a mineral affected by conflict, specifically gold, is refined gold produced at the Queiroz Plant.

The Queiróz Plant has been a member of the “London Good Delivery Gold List” since March 1986 and manufactures gold from doré supplied by the AngloGold Ashanti operations in Brazil.
By-products of our gold mining operations include silver (Argentina) and sulphuric acid (Brazil).
OPERATIONS
At 31 December 2018, AngloGold Ashanti’s 14 operations are located in nine countries.
The business segments comprise South Africa, Continental Africa, Americas and Australasia.
South Africa comprises operations and assets in South Africa namely West Wits and surface operations, which includes First Uranium SA which owns Mine Waste Solutions (MWS).
The company’s operating assets outside of South Africa are:
Continental Africa with operations in the DRC, Ghana, Guinea, Mali, and Tanzania;
Australasia which comprises two operations in Australia; and
Americas with operations in Argentina and Brazil.
THE DODD-FRANK ACT AND “CONFLICT MINERALS” DEFINITION
The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission (the “SEC”) impose certain reporting obligations on public companies that manufacture or contract to manufacture products containing columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or adjoining country) or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the
Democratic Republic of the Congo or an adjoining country (“Conflict Minerals”) that may have originated from the
Democratic Republic of the Congo or adjoining countries (“Covered Countries”). Under the SEC rules, if any
Conflict Minerals are necessary to the functionality or production of a product manufactured by us or contracted by us to be manufactured, we must conduct in good faith a reasonable country of origin inquiry to determine whether (a) any Conflict Minerals originate in the Covered Countries or (b) are from recycled or scrap sources, as defined by paragraph (d)(6) of Item 1.01 of Form SD.
The Securities and Exchange Commission does not consider an issuer that mines or contracts to mine Conflict
Minerals to be manufacturing or contracting to manufacture those minerals unless the issuer also engages in manufacturing, whether directly or indirectly through contract, in addition to mining. AngloGold Ashanti, as a consequence of its refinery operation in Brazil engages in manufacturing in addition to mining.

Gold mining can have a beneficial impact on the areas where it is conducted. Mined and traded responsibly, gold can help alleviate poverty of individuals, contribute to the economic and social development of communities and improve the wealth of countries. AngloGold Ashanti recognises, however, that gold may also be mined and traded in a manner which fuels conflict and contributes to human rights violations.
We have put in place practices, procedures and controls with the goal of ensuring that our operations do not contribute to conflict and that we monitor and report on these practices, controls and standards.
Increasingly, customers and consumers want the assurance that the gold they purchase has not contributed to conflict or human rights abuses. This has resulted in a number of measures being introduced by industry-related organisations to prevent gold and other commodities being used to fund conflict and other violations of human rights.
REASONABLE COUNTRY OF ORIGIN INQUIRY AND INTERNATIONAL DUE DILIGENCE STANDARDS
Since 2013, we have taken an active role in developing voluntary standards that enable us to reasonably determine the country of origin for the gold we produce as well as to demonstrate that we operate responsibly in keeping with international standards. The standards we follow are:
·
The World Gold Council Conflict-Free Gold Standard (WGC CFGS). This is an industry-led approach to combat the potential misuse of gold to fund illegal armed conflict and associated human rights abuses. The standard is aligned to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from
Conflict-Affected and High-Risk Areas and the Supplement on Gold.
·
The London Bullion Market Association (LBMA) Responsible Gold Guidance. The association represents the interests of the participants in the wholesale gold market and its guidance includes refining standards, good trading practices and standard documentation. AngloGold Ashanti's wholly owned and operated Queiróz refinery in Brazil was one of the first three refineries in the world to be certified to the new standard in June 2013.
AngloGold Ashanti has played a leading role in developing the WGC CFGS taken a public stand in applying them, not only to demonstrate its commitment to responsible business practices and to making positive contributions to the societies in which it operates, but also to ensure that the gold in its supply chain does not fuel conflict, contribute to human rights abuses or breach international humanitarian law.
The CFGS comprises five parts. A toolkit was developed to assist companies in achieving compliance. This includes background information, checklists and advice on compiling evidence packs. A guidance document for external assurers was also prepared.

Part A of the CFGS was assessed for all of AngloGold Ashanti's operations by an internal team appointed in each region. Part A involves a conflict and sanctions assessment of all of AngloGold Ashanti's mine locations and uses official sources on international sanctions and conflict recognition. These include the European Union,
United Nations Security Council and UK government sanction and embargo lists. As specified in the CFGS, external sources were also used to evaluate the presence of conflict or high risk in the countries where AngloGold
Ashanti operates or transports its product. The Heidelberg Institute's Conflict Barometer was used to assess the location and intensity of conflicts. This data also informed which countries would be reported on.
The Part A assessment indicated that AngloGold Ashanti is not operating in any countries that are subject to international sanctions or embargoes relating to export and trade in gold. The DRC was identified as high-risk according to the Heidelberg Conflict Barometer. However, we have no controlled operations in that country as the
Kibali operation is a joint venture operated by Toronto-based Barrick Gold Corp.
The Part B assessment examines evidence in five areas to determine the company's conformance to the
CFGS:
·
public commitment - whether there is a human rights policy in place;
·
activities - found or not found culpable of abuses, using influence to prevent abuse by others;
·
security - due diligence on security providers;
·
payments and benefits-in-kind - disclosure of payments to governments, whether funding has been provided to private groups accused of human rights abuses; and
·
stakeholder engagement - vulnerable groups, systems for dealing with grievances.
AngloGold Ashanti has conducted extensive work to assess its conformance to the CFGS, including operations not identified as conflict-affected or high risk in the Part A assessment.
The Part C assessment relates to the handling of gold and gold-bearing material on site, and then once it leaves the mine. It focuses on the nature of production, control of gold at the operation and transportation between mine and refinery. AngloGold Ashanti used a risk-based approach to implement this part of the standard. This includes mapping the mine-site supply chain from shaft or pit, to the point of dispatch and handover to a security company for transport to a refinery, determining risk points for potential gold loss, and finding inefficiencies in the supply chain. Other common risk points include the loading of trucks and movement of gold-bearing material to the plant, the handling of the material in the various circuits within the plant and the smelt house, and the dispatch of gold from that point.

The final two parts of the CFGS refer to a company statement confirming that AngloGold Ashanti accepted externally-sourced gold from Matsa Resources Limited at the Sunrise Dam Mine Australia. Initial due diligence was undertaken and it reasonably determined that there were no links between the gold and gold-bearing material and areas assessed to be ‘conflict affected or high-risk’. A management statement of conformance that depends on the work involved in the other four parts was completed. The AngloGold Ashanti corporate team carried out these components. Assurance processes were undertaken as part of the internal and independent process to review AngloGold Ashanti's compliance to the CFGS. The internal assurance process was undertaken by Group
Internal Audit and this included tracking of the implementation process, identification and analysis of compliance readiness based on the CFGS Implementation Guidelines.
Our compliance to voluntary responsible gold standards enables us to determine with reasonable confidence that the country of origin (Brazil) for the refined gold we produce at our Queiróz Plant is in keeping with the SEC’s requirements and allows to demonstrate that we operate responsibly and create rigorous mechanisms for self-
governance and transparency, in keeping with the well-recognized international standards discussed above.
ANGLOGOLD ASHANTI’S EVALUATION
Following our Conflict Assessment, we concluded that we did not breach any international sanctions.
We concluded that we have no mines that we directly operate that are considered to be in ‘conflict-affected or high-risk’ areas. As none of our operations are assessed in Part A as conflict-affected or high-risk, as defined by the World Gold Council’s Conflict-free Gold Standard, Parts B and C of the Standard are not applicable.
We complied with Part D – Externally Sourced Gold Assessment - and we reasonably determined that there are no links between the externally sourced gold and areas assessed to be ‘conflict affected or high-risk’. We implemented the appropriate Management Statement of Conformance documentation, to accompany gold being dispatched at operations, as required in Part E.
In conclusion, AngloGold Ashanti was in conformance with the criteria set out in the Conflict-Free Gold Standard for the reporting year ended 31 December 2018.
CONCLUSION
AngloGold Ashanti conducted a reasonable country-of-origin determination as set out above and concluded that no gold used in the manufacturing process at the Queiróz Plant was sourced from the Democratic Republic of
Congo or its adjoining countries.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 30 May 2019
AngloGold Ashanti Limited
By: /s/ S BAILEY_
Name: S BAILEY
Title: Executive Vice President: Corporate Affairs